
09058589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/05/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCW Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Railroad Avenue, 3rd Floor
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Olsen & Thompson, P.A.
(Name – *if individual, state last, first, middle name*)

970 Mt. Kemble Avenue	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Bernegger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCW Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TANIA T WALKER
Notary Public
Connecticut
My Commission Expires Mar 31, 2013

Signature

President & CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



OLSEN & THOMPSON, P.A.
Certified Public Accountants

970 Mt. Kemble Avenue
Morristown, NJ 07960-6608
973-425-3212 phone
973-425-6270 fax
www.otcpa.com

REPORT OF INDEPENDENT AUDITOR

To the Member of
BCW Securities, LLC

We have audited the accompanying statement of financial condition of BCW Securities, LLC (the Company) as of December 31, 2008, and the related statements of income and other comprehensive income, changes in member's equity, and cash flows for the period February 5, 2008 to December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCW Securities, LLC at December 31, 2008, and the results of its operations and its cash flows for the period February 5, 2008 to December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules, I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Olsen & Thompson, P.A.

Olsen & Thompson, P.A.
Morristown, New Jersey
February 23, 2009

BCW SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 57,920
Securities not readily marketable	120,000
Other assets	1,080
Total assets	$179,000

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$ 3,000
Payable to member	25,474
Total liabilities	28,474

MEMBER'S EQUITY

Member's equity	230,526
Accumulated other comprehensive income	(80,000)
Total member's equity	150,526
Total liabilities and member's equity	$179,000

The Accompanying Footnotes Are An Integral
Part Of The Financial Statements

BCW SECURITIES, LLC
STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE PERIOD FEBRUARY 5, 2008 TO DECEMBER 31, 2008

Revenues	
Investment banking	$2,004,000
Expenses	
Employees' compensation and benefits	44,000
Professional fees	33,000
Communications	5,500
Occupancy	11,000
Other expenses	9,974
	103,474
Net Income	1,900,526
Other Comprehensive Income	
Unrealized holding loss arising during the period	(80,000)
Other Comprehensive Income	(80,000)
Comprehensive Income	$1,820,526

The Accompanying Footnotes Are An Integral
Part Of The Financial Statements

BCW SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FEBRUARY 5, 2008 TO DECEMBER 31, 2008

	Member's Equity	Accumulated Other Comprehensive Income	Total
Balance - February 5, 2008	$ 65,000	$ 0	$ 65,000
Capital contributions	24,000	0	24,000
Net income	1,900,526	0	1,900,526
Other comprehensive income	0	(80,000)	(80,000)
Capital distributions	(1,759,000)	0	(1,759,000)
Balance - December 31, 2008	$ 230,526	$ (80,000)	$ 150,526

The Accompanying Footnotes Are An Integral
Part Of The Financial Statements

BCW SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FEBRUARY 5, 2008 TO DECEMBER 31, 2008
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows Provided By Operating Activities:	
Net income	$1,900,526
Adjustments to reconcile net income to net cash provided by operations:	
Non-cash receipt of securities	(200,000)
Expenses paid by member on behalf of Company	94,474
Change in assets and liabilities:	
Increase in prepaid expenses	(1,080)
Increase in accounts payable	3,000
Decrease in payable to member	(45,000)
Total adjustments	(148,606)
Net cash provided by operating activities	1,751,920
Cash Flows Used By Financing Activities:	
Distributions to member	(1,759,000)
Net cash used by financing activities	(1,759,000)
Net decrease in cash and cash equivalents	(7,080)
Cash and cash equivalents at beginning of period	65,000
Cash and cash equivalents at end of period	$ 57,920

The Accompanying Footnotes Are An Integral
Part Of The Financial Statements

BCW SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – GENERAL BUSINESS

BCW Securities, LLC ("Company") is a limited liability company and registered broker-dealer with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA".) The Company engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in Connecticut and its sole member is Riverside Management Group LLC. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule and received its FINRA approval for membership on February 5, 2008.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Financial instruments are valued at fair value in accordance with FASB Statement No. 157.

Investment Banking Income

Investment banking revenues, which include fees earned from placement services and corporate finance consulting, are recognized when the transaction closes and realization is reasonably assured.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash, Cash Equivalents and Concentrations of Credit Risk

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity period of three months or less to be cash equivalents. Non-cash transactions occurring during the year included the receipt of securities valued at $200,000 as part of an investment banking contract and $94,474 of expenses paid by the member on behalf of the Company.

Available-for-Sale Securities

The Company considers the investment portfolio and marketable equity investments available-for-sale as defined in Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, these investments are recorded at fair value, which is based on quoted market prices or management's estimate or fair value in the absence of a trading market. For the current period, gross unrealized losses were $80,000 and this was reflected in other comprehensive income. There were no realized gains or losses. The cost of securities sold is based on the specific identification method.

NOTE 3 – FAIR VALUE

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to the valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability

NOTE 3 – FAIR VALUE (Continued)

Fair Value Measurement on a Recurring Basis

	Level 1	Level 2	Level 3	Total
Financial Instruments Owned:				
Preferred Stock	$ 0	$ 0	$120,000	$120,000

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significantly unobservable inputs (level 3) during the period ended December 31, 2008:

	Preferred Stock
Beginning balance	$ 0
Total gains or losses (realized/unrealized)	
Included in other comprehensive income	(80,000)
Purchases, issuances and settlements	200,000
Ending balance	$ 120,000

NOTE 4 – CAPITALIZATION

During the period ended December 31, 2008, $24,000 was contributed by the member in the form of expenses paid on its behalf.

NOTE 5 – FEDERAL AND STATE INCOME TAXES

The Company is a limited liability company whereby profits and losses are passed directly to the member for inclusion in its respective tax returns. Accordingly, no liability for Federal or State income taxes is recorded by the Company.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital changes from day to day, but as of December 31, 2008 the Company had net capital of $29,446, which exceeded requirements by $24,446. The Company's ratio of aggregate indebtedness to net capital was .967 to 1 at December 31, 2008.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company shares office space, equipment, supplies and personnel with its sole member, for which it is allocated and charged monthly. For the year ended December 31, 2008, these allocated expenses totaled $67,650. At December 31, 2008, the Company accrued $25,474 in the payable to member for these expenses and certain other expenses paid on its behalf. During the period ending December 31, 2008, the Company paid $45,000 to its member as part of reimbursing it for these expenses.

NOTE 8 – FINANCIAL INSTRUMENTS

Concentration of Credit Risk

The Company is engaged in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

NOTE 9 – CONCENTRATIONS

Substantially all investment banking income was earned from the private placement of securities with one client in 2008. In addition, the Company's securities are concentrated in the preferred stock of one privately-held entity. See Note 3 for additional information regarding the Company's securities at December 31, 2008.

SCHEDULE I

BCW SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

NET CAPITAL	
Member's Equity	$150,526
Total member's equity qualified for net capital	150,526
Deductions and/or charges	
Nonallowable assets	
Other assets	1,080
Net capital before haircuts on securities positions	149,446
Haircuts on Trading and Investment Securities	
Other securities	120,000
Net Capital	29,446
Minimum Capital Requirement	5,000
Excess Net Capital	$ 24,446
AGGREGATE INDEBTEDNESS	
Accounts Payable	$ 3,000
Payable to Member	25,474
	$ 28,474
Ratio of Aggregate Indebtedness to Net Capital	.967 to 1

SCHEDULE II

BCW SECURITIES, LLC

COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

The firm is engaged in a general securities business and carried no customer accounts on its books at December 31, 2008. All customer transactions are cleared on a fully disclosed basis through another stock brokerage firm that carries all accounts of such customers and maintains and preserves books and records pertaining to such customers pursuant to Rule 15c3-3(k)(2)(ii).

BCW SECURITIES, LLC

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Net capital per Company's unaudited Form X-17A-5 Part IIA filing	$ 22,957
Net audit adjustments	6,489
Net capital per report pursuant to Rule 17a-5(d)	$ 29,446



OLSEN & THOMPSON, P.A.
Certified Public Accountants

970 Mt. Kemble Avenue
Morristown, NJ 07960-6608
973-425-3212 phone
973-425-6270 fax
www.otcpa.com

REPORT OF INDEPENDENT AUDITOR ON INTERNAL CONTROL

To the Member of
BCW Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of BCW Securities, LLC (the Company), as of and for the period February 5, 2008 to December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Olsen & Thompson, P.A.
Morristown, New Jersey
February 23, 2009